Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Oct 5, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents		$3	$128
Accounts receivable	3	141	149
Taxes receivable		59	—
Inventory	4	217	220
Prepaids		19	12
		439	509
Non-current assets
Property, plant and equipment	7, 17	1,392	1,402
Intangible assets		21	20
Deferred income tax assets		5	6
Other assets		5	5
		1,423	1,433
		$1,862	$1,942
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$238	$293
Accrued liability under ASPP	8	—	42
Taxes payable		6	28
		244	363
Non-current liabilities
Long-term debt	5	656	550
Other long-term debt	3	27	—
Other liabilities	6	47	34
Deferred income tax liabilities		187	172
		917	756
Shareholders’ equity		701	823
		$1,862	$1,942
(See accompanying notes, including note 15 for commitments and contingencies)

Exhibit 99.2

Interim Consolidated Statements of (Loss) Earnings

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions, except per share information)	Note	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Sales	17	$435	$640	$1,358	$1,923
Cost of sales		(400)	(427)	(1,240)	(1,259)
General and administrative expenses		(2)	(4)	(9)	(14)
Depreciation and amortization	17	(35)	(34)	(104)	(100)
Loss on disposal of assets		—	—	(1)	—
Impairment of assets	9	(10)	—	(10)	—
Costs related to 100 Mile House indefinite curtailment	10	—	—	(2)	—
Operating (loss) income		(12)	175	(8)	550
Non-operating items:
Finance costs		(11)	(10)	(34)	(28)
Interest income		—	2	1	3
Costs on early extinguishment of 2020 Notes	5	—	—	(10)	—
(Loss) earnings before income tax		(23)	167	(51)	525
Income tax recovery (expense)	11	6	(37)	21	(126)
(Loss) earnings		$(17)	$130	$(30)	$399
(Loss) earnings per common share	12
Basic		$(0.21)	$1.50	$(0.37)	$4.61
Diluted		(0.21)	1.49	(0.37)	4.58
(See accompanying notes)
Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings	$(17)	$130	$(30)	$399
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligations	—	2	(5)	6
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(7)	(3)	(13)	(13)
Other comprehensive loss, net of tax	(7)	(1)	(18)	(7)
Comprehensive (loss) income	$(24)	$129	$(48)	$392
(See accompanying notes)

Exhibit 99.2

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions)	Note	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Share capital	8
Balance, beginning of period		$1,280	$1,356	$1,280	$1,350
Issue of common shares upon exercise of options and DRIP		—	5	—	11
Reverse accrual for common shares to be repurchased and cancelled under ASPP		—	—	24	—
Common shares repurchased and cancelled		—	—	(24)	—
Balance, end of period		$1,280	$1,361	$1,280	$1,361
Merger reserve	8	$(96)	$(96)	$(96)	$(96)
Contributed surplus	8
Balance, beginning of period		$4	$7	$4	$8
Stock options exercised		—	—	—	(1)
Balance, end of period		$4	$7	$4	$7
Retained (deficit) earnings
Balance, beginning of period		$(231)	$121	$(168)	$(67)
(Loss) earnings		(17)	130	(30)	399
Common share dividends		(24)	(298)	(73)	(379)
Reverse accrual for common shares to be repurchased and cancelled under ASPP	8	—	—	18	—
Common shares repurchased and cancelled	8	—	—	(19)	—
Balance, end of period(i)		$(272)	$(47)	$(272)	$(47)
Accumulated other comprehensive loss
Balance, beginning of period		$(208)	$(182)	$(197)	$(176)
Other comprehensive loss		(7)	(1)	(18)	(7)
Balance, end of period	8	$(215)	$(183)	$(215)	$(183)
Shareholders’ equity		$701	$1,042	$701	$1,042
(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained (deficit) earnings	(9)	216
	$(272)	$(47)

Exhibit 99.2

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions)	Note	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
CASH PROVIDED BY (USED FOR):
Operating activities
(Loss) earnings		$(17)	$130	$(30)	$399
Items not affecting cash:
Depreciation and amortization	17	35	34	104	100
Deferred income tax	11	(13)	11	19	42
Impairment of assets	9	10	—	10	—
Costs related to 100 Mile House indefinite curtailment	10	(1)	—	1	—
Costs on early extinguishment of 2020 Notes	5	—	—	10	—
Loss on disposal of assets, net		—	—	1	—
Other items	13	9	9	16	11
		23	184	131	552
Net change in non-cash operating working capital balances	13	13	29	(59)	(45)
Net change in taxes receivable and taxes payable		16	15	(81)	(25)
		52	228	(9)	482
Investing activities
Investment in property, plant and equipment		(28)	(39)	(105)	(156)
Investment in intangible assets		(2)	—	(3)	(1)
		(30)	(39)	(108)	(157)
Financing activities
Issuance of debt	5	—	—	350	—
Repayment of debt	5	(240)	—	(240)	—
Common share dividends paid		(24)	(292)	(73)	(373)
Debt issuance costs	5	(2)	—	(6)	—
Premium on early extinguishment of 2020 Notes	5	(9)	—	(9)	—
Issue of common shares	8	—	—	—	4
Repurchase of common shares	8	—	—	(43)	—
Repayment of lease obligations	7	(2)	—	(8)	—
Accounts receivable securitization (repayments) drawings	3	(55)	—	27	—
		(332)	(292)	(2)	(369)
Foreign exchange revaluation on cash and cash equivalents held		(2)	(2)	(6)	(4)
Cash and cash equivalents
Decrease during period		(312)	(105)	(125)	(48)
Balance, beginning of period		315	298	128	241
Balance, end of period		$3	$193	$3	$193
(See accompanying notes, including note 13 for supplemental cash flow information)

Exhibit 99.2

Notes to the Interim Consolidated Financial Statements
(in US $, unless otherwise noted)
In these condensed consolidated interim financial statements (interim financial statements) notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
At period-end, Brookfield's interest was approximately 43% of the outstanding common shares of the Company.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, on a basis consistent with the accounting policies Norbord disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2018 unless noted otherwise in note 2(c). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with Norbord’s 2018 audited annual financial statements which include information necessary or useful to understanding Norbord’s business and financial statement presentation. Norbord’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on October 30, 2019.
(b)      Basis of Presentation
These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c) Changes in Accounting Policies

(i)	Leases
In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported under IAS 17, Leases (IAS 17).
Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding right-of-use (ROU) assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord's 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment (note 7).
The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.

Exhibit 99.2

The following practical expedients were also applied upon transition to IFRS 16:

•	excluded initial direct costs from the measurement of ROU assets at the date of initial application;

•	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease;

•	used a single discount rate on a portfolio of leases with similar characteristics.
The application of the above practical expedients did not result in any impact to retained earnings.
The revised accounting policy is as follows:
At inception of a contract, Norbord will assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, Norbord will recognize an ROU asset and a lease obligation at commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability less adjustments. ROU assets are recorded at cost less accumulated depreciation, and are depreciated on a straight-line basis over the shorter of the estimated useful life of the ROU asset or the lease term, and would be adjusted for certain remeasurements of the lease liability. When events or changes in circumstances are identified which may indicate that their carrying amount is less than the recoverable amount, ROU assets would be reviewed for impairment as described in note 2(h) of Norbord's 2018 audited annual financial statements.
Lease liabilities are initially measured at the net present value of lease payments outstanding at lease commencement, discounted using the interest rate implicit in the lease or, if not readily determinable, Norbord's estimated incremental borrowing rate commensurate with the lease term. Subsequently, lease liabilities are measured at amortized cost using the effective interest method and remeasured to reflect any reassessment of options or lease modifications, or to reflect changes in lease payments, with a corresponding adjustment to the ROU asset or statement of earnings if the ROU asset has been reduced to zero. Judgement has been applied in determining the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options. The impact on the lease term resulting from this assessment could impact the amount of lease liabilities and ROU assets recognized.
Norbord has elected not to recognize ROU assets and lease liabilities for leases with terms of less than 12 months and leases of low-value assets. Lease payments associated with these leases are recognized in earnings as an expense on a straight-line basis over the lease term.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have a significant impact on its interim financial statements.

Exhibit 99.2

(d) Future Changes in Accounting Policies

(i)	Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments are effective for the annual period beginning on January 1, 2020 and provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. Norbord has assessed its financial instruments and does not expect these amendments to have an impact on its financial statements upon adoption.

NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $120 million (December 31, 2018 – $123 million) in trade accounts receivable, and the Company recorded drawings of $27 million as other long-term debt (December 31, 2018 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements, concentration limits and credit enhancement ratios. At period-end, the Company's maximum available drawings under the program was $76 million. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to total capitalization calculation for financial covenant purposes (note 5). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charges on drawings ranged from 1.6% to 4.1% (2018 – no utilization charges).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at October 30, 2019, the Company’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Oct 5, 2019	Dec 31, 2018
Raw materials	$59	$72
Finished goods	71	69
Operating and maintenance supplies	87	79
	$217	$220
At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $17 million (December 31, 2018 – $20 million).

NOTE 5. LONG-TERM DEBT

(US $ millions)	Oct 5, 2019	Dec 31, 2018
Principal value
5.375% senior secured notes due December 2020	$—	$240
6.25% senior secured notes due April 2023	315	315
5.75% senior secured notes due July 2027	350	—
	665	555
Less: Unamortized debt issue costs	(9)	(5)
	$656	$550

Exhibit 99.2

Senior Secured Notes Due 2027
On June 24, 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred in connection with the issuance. On July 17, 2019, the Company used the proceeds to redeem, prior to maturity, the $240 million senior secured notes due December 2020. A premium of $9 million was paid on the early redemption. In addition, a $1 million non-cash charge related to net unamortized debt issue costs was recognized. The notes rank pari passu with the Company's existing senior secured notes due in 2023 and committed revolving bank lines.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2023 and 2027 senior secured notes.
At period-end, none (December 31, 2018 – none) of the revolving bank lines were drawn as cash, $11 million (December 31, 2018 – $8 million) was utilized for letters of credit and guarantees and $234 million (December 31, 2018 – $237 million) was available to support short-term liquidity requirements.
The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 6. OTHER LIABILITIES

(US $ millions)	Oct 5, 2019	Dec 31, 2018
Defined benefit pension obligations	$25	$20
Lease obligations	12	2
Accrued employee benefits	5	6
Reforestation obligations	4	2
Unrealized monetary hedge loss	—	3
Other	1	1
	$47	$34

NOTE 7. LEASES
Information about Norbord's ROU assets included in property, plant and equipment is as follows:

(US $ millions)	Land	Buildings	Production Equipment	Total
January 1, 2019	$3	$4	$17	$24
Additions	—	—	2	2
Depreciation	—	—	(7)	(7)
October 5, 2019	$3	$4	$12	$19
During the quarter and year-to-date, less than $1 million and $2 million, respectively, of payments related to short-term leases was included in cost of sales. During the quarter and year-to-date, finance costs include less than $1 million and $1 million, respectively, related to lease liabilities.
During the quarter and year-to-date, total cash outflows related to all leases were $4 million and $11 million, respectively.
Leases of certain production equipment contain residual value guarantees of the ROU assets at the end of the contract term. At period-end, the expected amount payable under these residual value guarantees was less than $1 million.

Exhibit 99.2

NOTE 8. SHAREHOLDERS’ EQUITY
Share Capital

	9 mos 2019		9 mos 2018
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	81.7	$1,280	86.4	$1,350
Issuance of common shares upon exercise of options and DRIP	—	—	0.4	11
Reverse accrual for shares to be repurchased and/or cancelled in 2019	1.6	24	—	—
Shares repurchased in 2018 and cancelled in 2019	(0.2)	(2)	—	—
Shares repurchased and cancelled in 2019	(1.4)	(22)	—	—
Common shares outstanding, end of period	81.7	$1,280	86.8	$1,361
Normal Course Issuer Bid Program
In October 2018, the Company renewed its Normal Course Issuer Bid (NCIB) in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company may purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float as of October 22, 2018, pursuant to TSX rules.

In December 2018, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. During the first quarter of 2019, the Company repurchased and cancelled 1.4 million common shares under the ASPP for a total cost of $39 million. Of the total cost, $22 million represented a reduction in share capital and the remaining $17 million was charged to retained earnings. During the first quarter of 2019, 0.2 million shares purchased and accrued for in 2018 were also cancelled. Total cost relating to these shares was $4 million, of which $2 million represented a reduction in share capital and the remaining $2 million was charged to retained earnings. The Company has now exhausted the current NCIB limit.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition.
Dividend Reinvestment Plan (DRIP)
Year-to-date, no common shares were issued from treasury for reinvestment of dividends (2018 – 0.1 million shares issued from treasury).
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance as consideration and the book value of Ainsworth’s net assets exchanged.
Stock Options
Year-to-date, no stock options were granted (2018 – 0.2 million stock options) and stock option expense of less than $1 million was recorded with a corresponding increase in contributed surplus (2018 – less than $1 million).

Year-to-date, less than 0.1 million common shares (2018 – 0.3 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of less than $1 million (2018 – $4 million) in addition to less than $1 million (2018 – $1 million) representing the vested amount of stock options transferred from contributed surplus.

Exhibit 99.2

Accumulated Other Comprehensive Loss

(US $ millions)	Oct 5, 2019	Dec 31, 2018
Foreign currency translation loss on foreign operations, net of tax of $(3) (December 31, 2018 – $(5))	$(172)	$(159)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2018 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligations, net of tax of $11 (December 31, 2018 – $9)	(35)	(30)
Accumulated other comprehensive loss, net of tax	$(215)	$(197)

NOTE 9. IMPAIRMENT OF ASSETS
In August 2019, the Company announced that Line 1 of the two-line Cordele, Georgia OSB mill would operate on a reduced schedule effective September 5, 2019 due to poor market conditions. Subsequent to quarter-end, in October 2019, the Company announced the indefinite curtailment of Line 1 effective mid-November due to continued poor market conditions and lower-than-anticipated OSB demand to-date, particularly in the South East region. As a result, an impairment loss of $10 million was recorded against the carrying value of certain of the mill's Line 1 production equipment as the indicators of impairment existed at October 5, 2019. No additional impairment is required for the mill's remaining assets as the recoverable amount of these assets (based on value-in-use using a discounted future cash flow projection at a consolidated after-tax notional rate of 8.3%) is greater than their carrying values.

NOTE 10. 100 MILE HOUSE INDEFINITE CURTAILMENT
In the fourth quarter of 2018, an impairment loss of $80 million was recorded with respect to the Company's mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut and the longer-term trend of high wood costs in the region. During the current quarter, the Company indefinitely curtailed this mill as a result of a wood supply shortage and high wood prices. A $2 million charge has previously been recognized to provide for severance and related costs, of which $1 million has been paid in the current quarter.

NOTE 11. INCOME TAX
Income tax recovery (expense) recognized in the statement of earnings comprises the following:

(US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Current income tax (expense) recovery	$(7)	$(26)	$40	$(84)
Deferred income tax recovery (expense)	13	(11)	(19)	(42)
	$6	$(37)	$21	$(126)

NOTE 12. (LOSS) EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings available to common shareholders	$(17)	$130	$(30)	$399
Common shares (millions):
Weighted average number of common shares outstanding	81.7	86.7	81.8	86.6
Dilutive stock options(1)	—	0.5	—	0.5
Diluted number of common shares	81.7	87.2	81.8	87.1
(Loss) earnings per common share:
Basic	$(0.21)	$1.50	$(0.37)	$4.61
Diluted	(0.21)	1.49	(0.37)	4.58

(1)
Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. For the quarter and year-to-date period, there were 0.7 million and 0.5 million, respectively, stock options (quarter and year-to-date period ended September 29, 2018 – nil) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Exhibit 99.2

NOTE 13. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Stock-based compensation	$1	$1	$3	$3
Pension funding greater than expense	—	—	(2)	(2)
Cash interest paid less than interest expense	9	8	10	8
Amortization of debt issue costs	—	1	1	2
Unrealized gain on outstanding currency forwards	—	(2)	—	(1)
Unrealized foreign exchange loss (gain) on translation of monetary balances	—	1	4	(1)
Other	(1)	—	—	2
	$9	$9	$16	$11
The net change in non-cash operating working capital balances comprises:

(US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Cash provided by (used for):
Accounts receivable	$(7)	$18	$1	$(25)
Prepaids	(8)	(8)	(8)	(6)
Inventory	15	8	1	(16)
Accounts payable and accrued liabilities	13	11	(53)	2
	$13	$29	$(59)	$(45)
Cash interest and income taxes comprises:

(US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Cash interest paid	$1	$—	$21	$17
Cash interest received	—	(2)	(1)	(3)
Cash income taxes paid	3	15	69	116
Cash income taxes received	(12)	(5)	(27)	(8)
The net change in financial liabilities arising from financing activities comprises:

(US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Long-term debt	$(240)	$—	$106	$1
Other long-term debt	(55)	—	27	—
Net (decrease) increase in financial liabilities	$(295)	$—	$133	$1

Exhibit 99.2

Cash and non-cash movements of changes in financial liabilities arising from financing activities comprises:

(US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Cash movements:
Issuance of debt	$—	$—	$350	$—
Repayment of debt	(240)	—	(240)	—
Debt issuance costs	(2)	—	(6)	—
Accounts receivable securitization (repayments) drawings	(55)	—	27	—
	(297)	—	131	—
Non-cash movements:
Amortization of debt issue costs	—	—	1	1
Debt issuance costs	2	—	—	—
Costs on early extinguishment of 2020 Notes	—	—	1	—
	2	—	2	1
Net (decrease) increase in financial liabilities	$(295)	$—	$133	$1

NOTE 14. FINANCIAL INSTRUMENTS
Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Oct 5, 2019		Dec 31, 2018
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$3	$3	$128	$128
Accounts receivable	Amortised cost	141	141	149	149
Other assets(1)	Amortised cost	—	—	1	1
		$144	$144	$278	$278
Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$238	$238	$293	$293
Accrued liability under ASPP	Amortised cost	—	—	42	42
Long-term debt(2)	Amortised cost	665	693	555	556
Other long-term debt	Amortised cost	27	27	—	—
Other liabilities(1)	Amortised cost	10	10	12	12
		$940	$968	$902	$903

(1)	Excludes lease obligations and defined benefit pension asset and obligations scoped out of IFRS 9, Financial instruments (note 6).

(2)	Principal value of long-term debt excluding debt issue costs of $9 million (2018 – $5 million) (note 5).
The carrying values of the Company's non-derivative financial instruments approximate fair value, except where disclosed below.
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At period-end, the Company had foreign currency forward contracts representing a notional amount of C $46 million (December 31, 2018 – C $143 million) in place to buy US dollars and sell Canadian dollars with maturities in October 2019. The fair value of these contracts at period-end is an unrealized gain of less than $1 million (December 31, 2018 – an unrealized loss of $3 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at period-end. During the quarter, net realized gains on the Company's matured hedges were less than $1 million (2018 – net realized losses of $1 million). Year-to-date, net realized gains on the Company's matured hedges were less than $1 million (2018 – net realized losses of $2 million).

Exhibit 99.2

Euro Cash Flow Hedge
At period-end, the Company had foreign currency options representing a notional amount of €15 million (December 31, 2018 – €30 million) in place to buy Pounds Sterling and sell Euros with maturities between October to December 2019. The fair value of these contracts at period-end is an unrealized gain of less than $1 million (December 31, 2018 – less than $1 million). During the quarter, net realized losses on the Company's matured hedges were less than $1 million (2018 – less than $1 million). Year-to-date, net realized losses on the Company's matured hedges were less than $1 million (2018 – less than $1 million).
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.

NOTE 15. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.
The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$37	$39	$42	$118
Lease obligations	9	11	4	24
Reforestation obligations	1	2	1	4
	$47	$52	$47	$146

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.

NOTE 16. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter and year-to-date, the fees for services rendered were less than $1 million (2018 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter and year-to-date, net sales of $20 million (2018 – $23 million) and $55 million (2018 – $72 million), respectively, were made to Interex. At period-end, $4 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2018 – less than $1 million) and is included in other assets.

Exhibit 99.2

NOTE 17. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q3 2019
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$319	$116	$—	$435
EBITDA(1)	14	11	(2)	23
Depreciation and amortization	29	6	—	35
Additions to property, plant and equipment	19	12	—	31

				Q3 2018
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$508	$132	$—	$640
EBITDA(1)	190	23	(4)	209
Depreciation and amortization	29	5	—	34
Additions to property, plant and equipment	37	4	—	41

				9 mos 2019
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$966	$392	$—	$1,358
EBITDA(1)	52	53	(9)	96
Depreciation and amortization	85	19	—	104
Additions to property, plant and equipment	63	27	—	90
Property, plant and equipment	1,142	250	—	1,392

				9 mos 2018
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,533	$390	$—	$1,923
EBITDA(1)	602	62	(14)	650
Depreciation and amortization	84	16	—	100
Additions to property, plant and equipment	130	14	—	144
Property, plant and equipment(2)	1,159	243	—	1,402

(1)
EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of debt. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)	Balance as at December 31, 2018.